Certification   Exhibit 99.1

Domestic Company
Section 303A
Annual CEO Certification

As the Chief Executive Officer of Zimmer Holdings, Inc. ("Company"), and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's corporate governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

This certification is without qualification.



By: _____

Print Name: J. Raymond Elliott
Title: *Chairman, President and Chief Executive Officer*
Date: May 24, 2006